SHARE PURCHASE AGREEMENT

MARCH 23, 2005

BETWEEN:

[DELETED FOR CONFIDENTIALITY PURPOSES]
(hereinafter referred to as "Vendor")

- and -

[DELETED FOR CONFIDENTIALITY PURPOSES]
(hereinafter referred to as "Purchaser")

195786\614696.v6

ARTICLE 1	INTERPRETATION	1
1.1	Definitions	1
1.2	Headings	13
1.3	Interpretation Not Affected by Headings	13
1.4	Included Words	13
1.5	Schedules	13
1.6	Knowledge or Awareness	14
1.7	Damages	14
ARTICLE 2	PURCHASE AND SALE	15
2.1	Purchase and Sale	15
2.2	Closing	15
2.3	Specific Conveyances	15
2.4	Form of Payment	15
2.5	Purchase Price	16
2.6	Deposit	16
2.7	Competition Act	16
2.8	[Deleted for Confidentiality Purposes]	17
2.9	[Deleted for Confidentiality Purposes]	18
2.10	[Deleted for Confidentiality Purposes]	19
ARTICLE 3	CONDITIONS OF CLOSING	19
3.1	Purchaser's Conditions [Deleted for Confidentiality Purposes]	19
3.2	Vendor's Conditions [Deleted for Confidentiality Purposes]	20
3.3	[Deleted for Confidentiality Purposes]	21
3.4	[Deleted for Confidentiality Purposes]	22
3.5	Efforts to Fulfil Conditions Precedent	23
ARTICLE 4	CLOSING DELIVERIES	23
4.1	Deliveries by Vendor at Closing [Deleted for Confidentiality Purposes]	23
4.2	Deliveries by the Purchaser at Closing [Deleted for Confidentiality Purposes]	24
4.3	[Deleted for Confidentiality Purposes]	25
4.4	[Deleted for Confidentiality Purposes]	26
4.5	Form of Deliveries at Closing	26
4.6	[Deleted for Confidentiality Purposes]	26
4.7	[Deleted for Confidentiality Purposes]	27
ARTICLE 5	REPRESENTATIONS AND WARRANTIES	27
5.1	Representations and Warranties regarding the Vendor	27
5.2	[Deleted for Confidentiality Purposes]	33
5.3	[Deleted for Confidentiality Purposes]	35
5.4	Limitation	36
5.5	Representations and Warranties of Purchaser	37
ARTICLE 6	INDEMNITIES FOR REPRESENTATIONS AND WARRANTIES	38
6.1	Vendor's Indemnities for Representations and Warranties	38
6.2	Purchaser's Indemnities for Representations and Warranties	38
6.3	Time Limitation	38
ARTICLE 7	INDEMNITIES	38
7.1	General Indemnity	38
7.2	Abandonment and Reclamation	39
7.3	Environmental Matters	39
7.4	Limitation	39
7.5	Vendor Indemnity Regarding Residual Interest	40
ARTICLE 8	ADJUSTMENTS	40
8.1	Closing Payment	40
8.2	[Deleted for Confidentiality Purposes]	40

195786\614696.v6

8.3	[Deleted for Confidentiality Purposes]	40
8.4	Principles Regarding Calculation of Adjustments	41
8.5	[Deleted for Confidentiality Purposes]	43
8.6	[Deleted for Confidentiality Purposes]	43
8.7	Post-Closing Adjustments	43
ARTICLE 9	ADDITIONAL COVENANTS OF THE VENDOR	44
9.1	[Deleted for Confidentiality Purposes]	44
9.2	[Deleted for Confidentiality Purposes]	45
9.3	Consent to Assignment of Seismic License Agreement	45
ARTICLE 10	MAINTENANCE OF ASSETS	45
10.1	Maintenance of Assets	45
10.2	Consent of Purchaser	45
ARTICLE 11	[DELETED FOR CONFIDENTIALITY PURPOSES]	46
11.1	[Deleted for Confidentiality Purposes]	46
ARTICLE 12	PRE-CLOSING INFORMATION	47
12.1	Production of Documents	47
ARTICLE 13	[DELETED FOR CONFIDENTIALITY PURPOSES]	48
13.1	[Deleted for Confidentiality Purposes]	48
13.2	[Deleted for Confidentiality Purposes]	48
13.3	[Deleted for Confidentiality Purposes]	48
ARTICLE 14	NAME CHANGE	48
14.1	Removal of Name	48
ARTICLE 15	FINANCIAL INFORMATION	49
15.1	Access to Historical Financial Information	49
ARTICLE 16	AEUB WELL AND FACILITY LICENSE TRANSFERS	50
16.1	Vendor's Covenants	50
16.2	Deposit Requirements	50
16.3	Environmental Liabilities	50
16.4	Transfer to Operator	50
ARTICLE 17	[DELETED FOR CONFIDENTIALITY PURPOSES]	51
17.1	[Deleted for Confidentiality Purposes]	51
17.2	[Deleted for Confidentiality Purposes]	51
17.3	[Deleted for Confidentiality Purposes]	51
17.4	[Deleted for Confidentiality Purposes]	51
17.5	[Deleted for Confidentiality Purposes]	52
ARTICLE 18	GENERAL	52
18.1	Further Assurances	52
18.2	No Merger	52
18.3	Entire Agreement	52
18.4	Subrogation	52
18.5	Governing Law	52
18.6	Enurement	53
18.7	Time of Essence	53
18.8	Notices	53
18.9	Operatorship	53
18.10	Limit of Liability	54
18.11	Assignment	54
18.12	Invalidity of Provisions	54
18.13	Waiver	54
18.14	Amendment	54
18.15	Agreement not Severable	54
18.16	Confidentiality and Public Announcements	54

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18.17	Recognition	55
18.18	Perpetuities	55
18.19	[Deleted for Confidentiality Purposes]	55
18.20	Counterpart Execution	56

195786\614696.v6

SHARE PURCHASE AGREEMENT

THIS AGREEMENT made as of the 23rd day of March, 2005.

BETWEEN:

[DELETED FOR CONFIDENTIALITY PURPOSES], a body corporate, having an office in the City of Calgary, in the Province of Alberta (hereinafter referred to as "Vendor")

- and -

[DELETED FOR CONFIDENTIALITY PURPOSES], a body corporate, having an office in the City of Calgary, in the Province of Alberta (hereinafter referred to as "Purchaser")

     WHEREAS Vendor wishes to sell and Purchaser wishes to purchase the interest of Vendor in and to the Shares, subject to and in accordance with the terms and conditions hereof;

     NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the Parties have agreed as follows:

ARTICLE 1 INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires:

(a)	"Abandonment and Reclamation Obligations" means all obligations to abandon the Wells and restore and reclaim the surface sites thereof, to decommission and remove the facilities and equipment comprised in the Tangibles and restore and reclaim the surface sites thereof and to reclaim and restore the lands to which the surface rights relate;

(b)	"Adjusted Purchase Price" means the Purchase Price as adjusted by the Purchase Price Adjustments;

(c)	"Adjustment Time" means 12:01 a.m. Calgary time on January 1, 2005;

(d)	"AEUB" means the Alberta Energy and Utilities Board;

(e)	"AFEs" means the authorities for expenditure, cash calls, operations notices, amounts budgeted pursuant to the Unit Agreements and mail ballots, if any, set out in Schedule "D" under the heading "AFEs";

(f)	"Affected Party" has the meaning ascribed to that term in Clause 8.4(n) hereunder;

(g)	"Affiliate" means, as to a Person, any other Person controlling, controlled by or under common control with such Person where "control", "controlling" or "controlled" means the possession, direct or indirect, of the power to direct or cause the direction of the

195786\614696.v6

management and policies of another Person, whether through the ownership of voting securities or by contract, partnership agreement, trust arrangement or other means, either directly or indirectly, that results in control in fact provided that direct or indirect ownership of shares of a corporation carrying not less than 50% of the voting rights shall constitute control of such corporation, provided that prior to Closing, but not thereafter, the Company will be an Affiliate of Vendor and after Closing, but not prior thereto, the Company will be an Affiliate of the Purchaser;

(h)	[Deleted for Confidentiality Purposes];

(i)	[Deleted for Confidentiality Purposes];

(j)	"Applicable Law" means, in relation to any Person, property or circumstance:

(i) statutes (including regulations, bylaws and ordinances enacted thereunder);

(ii) judgments and orders of courts of competent jurisdiction;

(iii) regulations and orders issued by governmental agencies and authorities; and

(iv) the terms and conditions of permits, licences, authorizations or approvals issued by governmental agencies or authorities;

which are applicable to such Person, property or circumstance and are in effect at the Closing Time and which specifically includes federal, provincial and municipal laws of Canada;

(k)	[Deleted for Confidentiality Purposes]:

(l)	[Deleted for Confidentiality Purposes];

(m)	"Assets" means the Petroleum and Natural Gas Rights, the Tangibles, and the Miscellaneous Interests, but excluding in all cases the Excluded Assets;

(n)	"Audit Period" means the period ending on 5:30 p.m. Calgary Time on the 365th day following the Closing Time;

(o)	"Business Day" means a day other than a Saturday, a Sunday or a statutory holiday in Calgary, Alberta;

(p)	"Certificate" means a written certification of a matter or matters of fact which, if required from a corporation, shall be made by an officer of the corporation, on behalf of the corporation and not in any personal capacity and shall be in substantially the form as that attached as Schedule "M";

(q)	"Claim" means any claim, demand, lawsuit, proceeding, arbitration or governmental proceeding or investigation;

(r)	"Closing" means the closing of the purchase and sale of the Shares herein provided for;

(s)	"Closing Place" means the offices of Vendor, or such other place as may be agreed upon in writing by Vendor and Purchaser;

195786\614696.v6

(t)	"Closing Statement" means the statement described in Clause 8.1;

(u)	"Closing Time" means the hour of 10:00 a.m. on the later of:

(i) May 17, 2005;

(ii) the second Business Day following the Competition Act (Canada) clearance by way of Advance Ruling Certificate, exemption or filing, as set out in this Agreement; and

(iii) such other time and date as may be agreed upon in writing by Vendor and Purchaser;

(v)	"Company" means [Deleted for Confidentiality Purposes];

(w)	[Deleted for Confidentiality Purposes]

(x)	"Confidential Information Memorandum" means a Confidential Information memorandum dated January 2005 respecting the Northeast Alberta assets of Vendor and Vendor's Affiliates;

(y)	[Deleted for Confidentiality Purposes]

(z)	"Data Room" means the room established on behalf of Vendor and its Affiliates containing books, accounts, records, filings, maps, documents, files, materials and information relating to the Assets, for the purposes of the Transaction; the Confidential Information Memorandum in respect of assets of the Partnership provided to Purchaser pursuant to the sale process that resulted in this Agreement, the computer discs provided to Purchaser in the course of such sale process and the TriStone Capital Inc.'s web site established as part of that sale process;

(aa)	[Deleted for Confidentiality Purposes]

(bb)	[Deleted for Confidentiality Purposes]

(cc)	"Defaulting Party" has the meaning ascribed to that term in Clause 8.4(n) hereunder;

(dd)	"Deposit" means the sum of money set out in Clause 2.6;

(ee)	[Deleted for Confidentiality Purposes] means[Deleted for Confidentiality Purposes], a general partnership formed under the Partnership Act (Alberta);

(ff)	[Deleted for Confidentiality Purposes]

(gg)	[Deleted for Confidentiality Purposes]

(hh)	[Deleted for Confidentiality Purposes]

(ii)	[Deleted for Confidentiality Purposes]

(jj)	"Encumbrance" means a Security Interest, an option to purchase or other encumbrance howsoever arising;

195786\614696.v6

(kk)	"Environment" means the components of the earth and includes ambient air, land, surface and sub-surface strata, groundwater, surface water, all layers of the atmosphere, all organic and inorganic matter and living organisms, and the interacting natural systems that include such components;

(ll)	"Environmental Liabilities" means:

	(i)	any and all damage, contamination or other adverse situations pertaining to the Environment and relating to or caused by the Assets or operations thereon or related thereto, however and by whomsoever caused, and whether such damage, contamination or other adverse situations occur or arise in whole or in part prior to, at or subsequent to the date hereof; and

	(ii)	all past, present and future obligations and liabilities arising directly or indirectly, whether before or after the date hereof, from:

		(A)	Environmental Matters;

		(B)	non-compliance with, violation of or liability under any Regulations pertaining to the Environment; or

		(C)	the Abandonment and Reclamation Obligations;

(mm)	"Environmental Matters" means, in relation to the Environment, any activity, event or circumstance in respect of or relating to past, present or future assets or activities regarding the Assets including:

	(i)	the storage, use, holding, collection, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling, transportation, or release of hydrocarbon, hazardous substances and environmental contaminants;

	(ii)	the protection of the Environment;

	(iii)	pollution, reclamation or restoration of the Environment; or

	(iv)	occupational and other health and safety matters;

(nn)	"Excluded Assets" means those Lands, Petroleum and Natural Gas Rights, Tangibles, Miscellaneous Interests or other assets and interests noted in Schedule "H" attached hereto, if any;

(oo)	"Facilities" means the tangibles or facilities, if any, set out in Schedule "C" under the heading "Facilities";

(pp)	[Deleted for Confidentiality Purposes]

(qq)	"Financial Information" means financial information relating to the Assets, including:

	(i)	source records, books, general ledger, gathering and processing records, invoices, operating statements in Vendor's or its Affiliates' possession or to which it has reasonable access;

195786\614696.v6

(ii) audited statements or revenue, royalties and operating expenses associated with the Assets for the period ended December 31, 2003 and December 31, 2004 together with [Deleted for Confidentiality Purposes] audit report thereon in the form prepared;

(iii) unaudited statements of revenue, royalties and operating expenses associated with the Assets for the most recently completed interim period at or prior to the Closing Time and the comparable period in the preceding financial year; and

(iv) other financial statements and summaries previously prepared by Vendor or its Affiliates in association with the Assets (to the extent they are in the possession and control of Vendor);

(rr)	"GAAP" means generally accepted accounting principles and procedures adopted from time to time by the Canadian Institute of Chartered Accountants;

(ss)	"Governmental Authority" means a federal, provincial, territorial, municipal or other government or government department, agency, board or other authority (including a court of law);

(tt)	"Income Taxes" means taxes payable pursuant to the Tax Act and similar Canadian, Provincial and Territorial legislation;

(uu)	"Lands" means the lands set out and described in Schedule "A" as to the specific lands, substances, geological formations and rights noted thereunder;

(vv)	"Leased Substances" means all Petroleum Substances, rights to or in respect of which are granted, reserved or otherwise conferred by or under the Unit Agreements, or by or under the Title Documents (but only to the extent that the Title Documents pertain to the Lands);

(ww)	"Liabilities" means all liabilities and obligations, whether under common law, in equity, under Applicable Law under contract or otherwise, whether tortious, contractual, statutory or otherwise, whether absolute or contingent and whether based on fault, strict liability or otherwise;

(xx)	"Losses" means all losses, damage, expenses, interest, charges, assessments damages, liabilities, fines and penalties, and all reasonable costs incurred in defending or negotiating the settlement or resolution of any actions or causes of action, including reasonable legal and other professional fees and expenses on a "solicitor and his own client" basis, but notwithstanding the foregoing shall not include any liability for (i) indirect or punitive damages, [Deleted for Confidentiality Purposes];

(yy)	"LTA" means the AEUB Digital Data Submission Transfer License Transfer Application System;

(zz)	"Material" means that a specific fact, change, circumstance, effect or event is reasonably expected to:

(i) individually or in the aggregate with all other facts, changes, circumstances, effects or events, in or relating to the assets or the operation thereof, financial condition, results of operations, business, operations, or prospects of the Company have a significant adverse effect on the Shares or the Company or the value of its assets, business, operations, prospects; or

(ii) make the sale of the Shares to Purchaser pursuant hereto, a breach of an Applicable Law or otherwise impossible;

195786\614696.v6

but excluding any such fact, change, circumstance, effect or event: (A) arising as a result of conditions affecting the Canadian oil and gas business in Alberta generally, including changes in commodity prices or levels of taxation; (B) arising as a result of general economic, financial, currency exchange, securities or commodities market conditions in Canada or elsewhere; (C) that are contemplated by this Agreement or (D) were specifically consented to or approved by the Purchaser in writing prior to the date hereof;

(aaa)	"Miscellaneous Interests" means, subject to any and all limitations and exclusions provided for in this definition, all property, assets, interests and rights pertaining to the Petroleum and Natural Gas Rights and the Tangibles, or either of them, but only to the extent that such property, assets, interests and rights pertain to the Petroleum and Natural Gas Rights and the Tangibles, or either of them, including without limitation any and all of the following:

	(i)	contracts and agreements relating to the Petroleum and Natural Gas Rights and the Tangibles, or either of them, including the Production and Marketing Contracts, gas purchase contracts, processing agreements, transportation agreements and agreements for the construction, ownership and operation of facilities;

	(ii)	rights to enter upon, use or occupy, the surface of any lands which are or may be used to gain access to or otherwise use the Petroleum and Natural Gas Rights and the Tangibles, or either of them, excluding any such rights that pertain only to a well or wells other than the Wells, and excluding any fee simple rights;

	(iii)	all records, books, documents, licences, reports and data which relate to the Petroleum and Natural Gas Rights and the Tangibles, or either of them;

	(iv)	the wellbores of and any and all casing in the Wells; and

	(v)	an assignment of the Seismic Licensing Agreement;

however, the Miscellaneous Interests shall not include agreements, documents or data to the extent that they;

	(vi)	pertain to seismic, geophysical or geological data, engineering forecasts, evaluations and reserve estimates that do not form part of the Seismic;

	(vii)	pertain to the Company's proprietary technology or interpretations;

	(viii)	are owned or licensed by Third Parties with restrictions on their delivery or disclosure by the Company, the [Deleted for Confidentiality Purposes] or any Affiliate thereof to any assignee; or

	(ix)	pertain to the Excluded Assets;

(bbb)	[Deleted for Confidentiality Purposes]

195786\614696.v6

(ccc)	[Deleted for Confidentiality Purposes]

(ddd)	"Novation" has the meaning ascribed to that term in Clause 8.4(h) hereunder;

(eee)	"Parental Guarantee" means a guarantee of POT, delivered to Vendor, guaranteeing Purchaser's obligations hereunder in substantially the form attached hereto as Schedule "S";

(fff)	"Party" means a party to this Agreement;

(ggg)	[Deleted for Confidentiality Purposes]

(hhh)	[Deleted for Confidentiality Purposes]

(iii)	"PEOC" means Paramount Energy Operating Corp.;

(jjj)	"Permits" means, all licences, permits, approvals and authorizations granted or issued by governmental authorities relating to the ownership, use or operation of the Assets;

(kkk)	"Permitted Encumbrances" means:

(i) liens for taxes, assessments and governmental charges which are not due or the validity of which is being diligently contested in good faith by or on behalf of the Company or any Affiliate thereof;

(ii) liens incurred or created in the ordinary course of business as security in favour of the person who is conducting the development or operation of the property to which such liens relate for the Company's or any Affiliate's proportionate share of the costs and expenses of such development or operation;

(iii) mechanics', builders' and materialmen's liens in respect of services rendered or goods supplied for which payment is not due;

(iv) easements, rights of way, servitudes and other similar rights in land (including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph and cable television conduits, poles, wires and cables) which do not materially impair the use of the Assets affected thereby;

(v) the right reserved to or vested in any municipality or government or other public authority by the terms of any lease, licence, franchise, grant or permit or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(vi) rights of general application reserved to or vested in any governmental authority to levy taxes on the Leased Substances or any of them or the income therefrom, and governmental requirements and limitations of general application as to production rates on the operations of any property;

(vii) statutory exceptions to title, and the reservations, limitations, provisos and conditions in any original grants from the Crown of any of the mines and minerals within, upon or under the Lands;

195786\614696.v6

	(viii)	the terms and conditions of any leases applicable to any of the Tangibles, provided that these leases have been disclosed in writing to Purchaser prior to the date hereof;

	(ix)	any security held by any Third Party encumbering the Company's, the [Deleted for Confidentiality Purposes] (or any Affiliate thereof) interest in and to the Assets, the Shares or any part or portion thereof, in respect of which Vendor delivers a discharge, release or no interest letter to Purchaser at or prior to Closing; and

	(x)	all royalty burdens, liens, adverse claims, penalties, reductions in interests and other encumbrances set out in Schedule "A";

(lll)	"Person" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

(mmm)	"Petroleum and Natural Gas Rights" means all rights to and in respect of the Unit Agreements, the Leased Substances and the Title Documents (but only to the extent that the Title Documents pertain to the Lands), including without limitation the interests set out and described in Schedule "A", but expressly excluding, in any cases, fee simple rights of the Company or any Affiliate thereof;

(nnn)	"Petroleum Substances" means any of crude oil, crude bitumen and products derived therefrom, synthetic crude oil, petroleum, natural gas, natural gas liquids, and any and all other substances related to any of the foregoing, whether liquid, solid or gaseous, and whether hydrocarbons or not, including without limitation sulphur;

(ooo)	"Post Closing Financial Obligations" has the meaning ascribed to that term in Clause 8.4(h) hereunder;

(ppp)	"POT" means Paramount Operating Trust;

(qqq)	[Deleted for Confidentiality Purposes]

(rrr)	"Prime Rate" means an annual rate of interest equal to the annual rate of interest announced from time to time by the main Calgary branch of Royal Bank of Canada as the reference rate then in effect for determining interest rates on Canadian dollar commercial loans in Canada;

(sss)	"Production and Marketing Contracts" means the agreement or agreements, if any, set out in Schedule "B" under the heading "Production and Marketing Contracts";

(ttt)	[Deleted for Confidentiality Purposes]

(uuu)	"Purchase Price" means the sum of money first set out in Clause 2.5;

(vvv)	[Deleted for Confidentiality Purposes]

(www)	[Deleted for Confidentiality Purposes]

195786\614696.v6

(xxx)	[Deleted for Confidentiality Purposes]

(yyy)	[Deleted for Confidentiality Purposes]

(zzz)	[Deleted for Confidentiality Purposes]

(aaaa)	"Regulations" means all statutes, laws, rules, orders, regulations and directions of governmental and other competent authorities in effect from time to time and made by governments or governmental boards or agencies having jurisdiction over the Assets;

(bbbb)	[Deleted for Confidentiality Purposes]

(cccc)	[Deleted for Confidentiality Purposes]

(dddd)	[Deleted for Confidentiality Purposes]

(eeee)	"Securities Requirements" means all requirements of all applicable provincial Securities Acts and the rules, regulations, instruments and policies enacted thereunder;

(ffff)	"Security Interest" means any pledge, lien, charge, mortgage, assignment by way of security, conditional sale, title retention arrangement or other security interest relating to the Assets or the Company;

(gggg)	"Seismic" means the seismic as set out in Schedule "A" attached to the Seismic Licensing Agreement;

(hhhh)	"Seismic Licensing Agreement' means the License Agreement between [Deleted for Confidentiality Purposes] attached as Schedule "J";

(iiii)	"Shares" means all issued and outstanding shares of the share capital of the Company;

(jjjj)	"Specific Conveyances" means all conveyances, assignments, transfers, novations and other documents or instruments that are reasonably required or desirable to convey, assign and transfer the interest of the [Deleted for Confidentiality Purposes]or any Affiliate of Vendor in and to the Assets to the Company or as otherwise provided herein and to novate the transferee in the place and stead of the [Deleted for Confidentiality Purposes]or any Affiliate of Vendor with respect to the Assets;

(kkkk)	[Deleted for Confidentiality Purposes]

	(llll)	"Take or Pay Obligations" means obligations to sell or deliver Petroleum Substances or any of them, rights to which are granted, reserved or otherwise conferred pursuant to the Title Documents, without being entitled in due course to receive and retain full payment for such Petroleum Substances, including those identified on Schedule "F" attached hereto;

(mmmm) "Tangibles" means any Facilities and any and all tangible depreciable property and assets other than such Facilities which are located within, upon or in the vicinity of the Lands and which are used or are intended to be used to produce, process, gather, treat, measure, make marketable or inject the Leased Substances or any of them or in connection with water injection or removal operations that pertain to the Petroleum and Natural Gas Rights, including any and all gas plants, oil batteries, buildings, production equipment, pipelines, pipeline connections, meters, generators, motors, compressors,

195786\614696.v6

treaters, dehydrators, separators, pumps, tanks, boilers, communication equipment, and all salvageable equipment pertaining to the wells but excluding any motorized vehicles other than those motorized vehicles set out in Schedule "Q", however the Tangibles shall not include any tangible equipment to the extent it pertains to the Excluded Assets;

	(nnnn)	"Tax" or "Taxes" means all taxes, duties, fees, premiums, assessments, levies and other charges of any kind whatsoever imposed by any taxing or other governmental authority or agency, including income, capital, sales, excise, employee, goods and services, value added and property taxes and all interest, fines and penalties with respect thereto;

	(oooo)	"Tax Act" means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supplement) as amended and the related Income Tax Application Rules and Income Tax Regulations;

	(pppp)	"Tax Returns" means all returns, reports, declarations, elections, filings, information returns and statements in respect of Taxes which are required to be filed by the Company in accordance with Applicable Law;

	(qqqq)	"Third Party" means any individual or entity other than Vendor and Purchaser, including without limitation any partnership, corporation, trust, unincorporated organization, union, government and any department and agency thereof and any heir, executor, administrator or other legal representative of an individual;

	(rrrr)	"this Agreement", "herein", "hereto", "hereof" and similar expressions mean and refer to this Agreement of Purchase and Sale including the Schedules attached hereto;

	(ssss)	"Title Documents" means, collectively, any and all certificates of title, leases, reservations, permits, licences, assignments, trust declarations, operating agreements, royalty agreements, gross overriding royalty agreements, participation agreements, farm-in agreements, sale and purchase agreements, pooling agreements and any other documents and agreements granting, reserving or otherwise conferring rights to (i) explore for, drill for, produce, take, use or market Petroleum Substances, (ii) share in the production of Petroleum Substances, (iii) share in the proceeds from, or measured or calculated by reference to the value or quantity of, Petroleum Substances which are produced, and (iv) rights to acquire any of the rights described in items (i) to (iii) of this definition; but only if the foregoing pertain in whole or in part to Petroleum Substances within, upon or under the Lands; including without limitation those, if any, set out and described in Schedule "A";

(tttt)	"Transaction" means the sale by Vendor and the purchase by Purchaser of the Shares pursuant to and in accordance with the terms hereof;

(uuuu)	"Unit Agreements" means any and all unit agreements and unit operating agreements, including any and all amendments thereto, pertaining to the unit or units, if any, set out in Schedule "E" under the heading "Units";

(vvvv)	[Deleted for Confidentiality Purposes]

(wwww)	[Deleted for Confidentiality Purposes]

195786\614696.v6

(xxxx)	"Wells" means all wells which are, have been or may be used in connection with the Petroleum and Natural Gas Rights, including producing, shut-in, abandoned, water source, water disposal and water injection wells, and without limiting the generality of the foregoing, includes the well or wells, if any, set out in Schedule "G" under the heading "Wells";

(yyyy)	[Deleted for Confidentiality Purposes]

1.2 Headings

The expressions "Article", "section", "subsection", "clause", "subclause", "paragraph" and "Schedule" followed by a number or letter or combination thereof mean and refer to the specified article, section, subsection, clause, subclause, paragraph and schedule of or to this Agreement.

1.3 Interpretation Not Affected by Headings

The division of this Agreement into Articles, sections, subsections, clauses, subclauses and paragraphs and the provision of headings for all or any thereof are for convenience and reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Included Words

(a) When the context reasonably permits, words suggesting the singular shall be construed as suggesting the plural and vice versa, and words suggesting gender or gender neutrality shall be construed as suggesting the masculine, feminine and neutral genders.

(b) The word "including" and derivatives thereof shall mean "including, without limitation".

1.5	Schedules

[Deleted for Confidentiality Purposes]

1.6	Knowledge or Awareness

Where in this Agreement a representation, warranty or certificate is made on the basis of knowledge or awareness of a Party hereto, such knowledge or awareness consists only of:

(a)	In the case of Purchaser, the actual knowledge or awareness, as the case may be, of the directors, officers and employees of Purchaser and POT; and

(b)	In the case of Vendor, the actual knowledge and awareness, as the case may be, of the directors, officers and employees of Vendor, the [Deleted for Confidentiality Purposes] and the Company;

in each case having current responsibility for the subject matter under consideration, and does not include knowledge and awareness of any other Person.

1.7 Damages

All losses, costs, claims, damages, expenses and liabilities in respect of which a Party has a claim pursuant to this Agreement include reasonable legal fees and disbursements on a solicitor and client basis.

195786\614696.v6

ARTICLE 2 PURCHASE AND SALE

2.1 Purchase and Sale

Vendor hereby agrees to sell, assign, transfer, convey and set over to Purchaser, and Purchaser hereby agrees to purchase from Vendor, all of the right, title, estate and interest of Vendor (whether absolute or contingent, legal or beneficial) in and to the Shares, subject to and in accordance with the terms of this Agreement.

2.2 Closing

Closing shall take place at the Closing Place at the Closing Time if there has been satisfaction or waiver of the conditions of Closing herein contained in accordance with the terms hereof. Subject to all other provisions of this Agreement, title and beneficial ownership of Vendor's interest in and to the Shares shall pass from Vendor to Purchaser at the Closing Time. If the funds due at Closing are transferred via wire, Closing shall not conclude until Vendor is satisfied, acting reasonably, that such funds have been deposited into its bank account.

2.3	Specific Conveyances

	(a)	Vendor shall cause the [Deleted for Confidentiality Purposes] to prepare the Specific Conveyances at its cost, none of which shall confer or impose upon a Party any greater right or obligation than contemplated in this Agreement. [Deleted for Confidentiality Purposes] Forthwith after full execution of all Specific Conveyances, Purchaser, with the co-operation of Vendor, shall circulate and register, as the case may be, all Specific Conveyances that by their nature may be circulated or registered and Purchaser shall be responsible for any registration costs.

	(b)	On or prior to April 15, 2005, Vendor may elect, at its sole option, to or to cause the [Deleted for Confidentiality Purposes] or any other Affiliate thereof the Vendor to enter into a trust agreement, mutually acceptable to Vendor and Purchaser, acting reasonably, for the Excluded Assets or a portion thereof whereunder Vendor, the Company or any other Affiliate of shall hold the Excluded Assets or a portion of the Assets, as the case may be, in trust for the other.

	(c)	Where Vendor or any Affiliate thereof holds fee simple rights to any Petroleum and Natural Gas Rights or Miscellaneous Interests which are excluded by the operation of this Agreement, Vendor or an Affiliate thereof, as the case may be, and the Company shall enter into a mutually agreeable form of lease agreement for the rights to be conveyed hereunder less the fee simple rights.

2.4	Form of Payment

All payments to be made pursuant to this Agreement, and all amounts referred to in this Agreement shall be in Canadian funds. All payments to be made pursuant to this Agreement shall be made by certified cheque, bank draft or wire transfer, subject to Canadian banking clearance rules. If certified cheques or bank drafts are not available due to such clearance restrictions, Purchaser shall wire to Vendor's bank account the Closing funds using the wire information provided to Purchaser prior to the Closing Time by Vendor.

195786\614696.v6

2.5 Purchase Price

The Purchase Price shall be two hundred and ninety million dollars ($290,000,000) as adjusted pursuant to the terms hereof. At the Closing Time, Purchaser shall pay to Vendor the Purchase Price adjusted as set out in the Closing Statement in accordance with Article 8, less the total of the Deposit plus the interest accrued thereon calculated in accordance with Clause 2.6.

2.6 Deposit

The Deposit shall be the sum of [Deleted for Confidentiality Purposes]. If Closing occurs at the Closing Time, the Deposit (plus interest accrued thereon at the Prime Rate calculated from the time paid to Vendor until the Closing Date) shall be retained by Vendor and applied towards the Purchase Price. If Closing does not occur at the Closing Time, the Deposit shall be governed pursuant to Clause 2.10 and Article 3.

2.7	Competition Act

	(a)	Purchaser (with Vendor's assistance) will use its reasonable efforts to obtain an Advance Ruling Certificate or, if Purchaser is unsuccessful in so doing and does not receive an exemption waiver pursuant to Section 113(c) of Competition Act (Canada) Purchaser and Vendor will, as promptly as practicable, in the manner prescribed under the Competition Act (Canada), make all necessary filings and notifications under the Competition Act (Canada) with respect to the transactions contemplated hereby and satisfy all information requests made pursuant thereto to the end that all necessary time and waiting periods thereunder shall have expired and no application shall have been made or threatened under Sections 92 or 100 thereof. Purchaser and Vendor agree that, if the Parties deem it advisable, a request for an Advance Ruling Certificate may be made at the same time as or in lieu of, any other necessary filings and notifications. If Purchaser is unsuccessful in obtaining an Advance Ruling Certificate or an exemption waiver pursuant to Section 113(c) of Competition Act (Canada), along with or after having made, a request for an Advance Ruling Certificate, or if Purchaser notifies Vendor in writing that Purchaser wishes to make a filing under the Competition Act (Canada), Purchaser and Vendor will promptly as practicable, in the manner prescribed under the Competition Act (Canada), make all necessary filings and notifications under the Competition Act (Canada) with respect to the transactions contemplated hereby and satisfy all information requests made by the Competition Bureau pursuant thereto to the end that all necessary time and waiting periods shall have expired and no application shall have been made or threatened under Sections 92 or 100 thereof. At the option of Purchaser, the filing of materials by Purchaser may either be carried out directly by Purchaser or will be filed jointly with Vendor's filing materials. In any event, all filing and application fees payable under the Competition Act (Canada) and related regulations shall be shared equally between the Parties.

	(b)	Vendor and Purchaser shall cooperate with each other to facilitate the prompt collection, presentation and delivery of information to regulators necessary to make the necessary filings and applications as soon as reasonably possible after the execution of this Agreement. A copy of all materials filed, provided or received by either Party or such Party’s representative in connection with making such applications shall be provided to the other party within one (1) Business Day of filing, provision or receipt (as applicable), provided nothing in this Clause 2.7 shall require either Party to disclose confidential information to the other.

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2.8	[Deleted for Confidentiality Purposes]

2.9	[Deleted for Confidentiality Purposes]

2.10	[Deleted for Confidentiality Purposes]

ARTICLE 3 CONDITIONS OF CLOSING

3.1 Purchaser's Conditions [Deleted for Confidentiality Purposes]

[Deleted for Confidentiality Purposes] the obligation of Purchaser to purchase Vendor's interest in and to the Shares is subject to the following conditions precedent, which are inserted herein and made part hereof for the exclusive benefit of Purchaser and may be waived by Purchaser:

(a)	[Deleted for Confidentiality Purposes]

(b)	[Deleted for Confidentiality Purposes]Vendor shall have performed or complied in all material respects with all such obligations, conditions and terms of this Agreement to be performed or complied with by Vendor prior to or at Closing and a Certificate dated as of the Closing Time to that effect shall have been delivered to Purchaser at Closing;

(c)	The representations and warranties of Vendor herein contained shall be true in all material respects when made and as of the Closing Time, and a Certificate dated as of the Closing Time to that effect shall have been delivered by Vendor to Purchaser at Closing;

(d)	At or prior to Closing, Vendor shall deliver to Purchaser all releases and registerable discharges or no interest letters (requested by Purchaser a reasonable time prior to the Closing Time) in a form satisfactory to Purchaser, of any adverse liens and Encumbrances that are not Permitted Encumbrances and relate to security held by a Third Party against the Shares or the Assets or any part or portion thereof;

(e)	No suit, action or other proceeding shall, at the Closing Time, be pending against any of Vendor, [Deleted for Confidentiality Purposes] the Company [Deleted for Confidentiality Purposes] (or any of their respective Affiliates) seeking to restrain, prohibit or obtain damages or other relief in connection with the consummation of the Transaction which would have a Material adverse effect on Purchaser, the Company, the Assets [Deleted for Confidentiality Purposes];

(f)	There shall be no adverse damage or alteration to the Assets which would have a Material adverse effect on the Assets or the Shares (other than production of Petroleum Substances, a decline in the market value of the Assets or future cash flow therefrom, or the quality, quantity or recoverability of the Leased Substances) between the date hereof and the Closing Time, other than that to which Purchaser has provided its consent;

(g)	Purchaser shall be satisfied, acting reasonably, on or before the Closing Time, that the Company meets all regulatory and contractual requirements to be unconditionally accepted as the holder of any licences, permits and approvals pertaining to the Assets by the regulatory body having jurisdiction over such matters;

195786\614696.v6

(h)	The Parties shall have received the Competition Act (Canada) clearance by way of Advance Ruling Certificate, exemption or filing, as set out in this Agreement and in accordance with the provisions of the Competition Act (Canada) for this transaction, on or before the Closing Time; and

(i)	Purchaser shall have completed financing for the Transaction on the terms announced by Purchaser on the date hereof.

The Purchaser shall provide written notification to the Vendor no later than April 28, 2005, that the condition precedent in Clause 3.1(i) has been satisfied, complied with or waived.

If any one or more of the foregoing conditions precedent has or have not been satisfied, complied with, or waived by Purchaser, at or before the Closing Time, Purchaser may, in addition to any other remedies which Purchaser may have available to it, rescind this Agreement by written notice to Vendor. If Purchaser rescinds this Agreement as a result of one or more of the foregoing conditions precedent other than Clause 3.1(i) not having been satisfied, complied with or waived by Purchaser, in addition to any other remedies which Purchaser may have available to it, Vendor shall forthwith return the Deposit to Purchaser, with interest accrued thereon at the Prime Rate calculated from the date paid to Vendor until the date the Deposit is returned to Purchaser. Notwithstanding the foregoing, if Purchaser rescinds this Agreement as a result of the condition precedent in Clause 3.1(i) not having been satisfied, complied with or waived by Purchaser, Vendor shall be entitled to retain the Deposit with interest accrued thereon as aforesaid.

3.2 Vendor's Conditions [Deleted for Confidentiality Purposes]

[Deleted for Confidentiality Purposes] the obligation of Vendor to sell its interest in and to the Shares is subject to the following conditions precedent, which are inserted herein and made part hereof for the exclusive benefit of Vendor and may be waived by Vendor:

(a)	[Deleted for Confidentiality Purposes]

(b)	[Deleted for Confidentiality Purposes], Purchaser shall have performed or complied in all material respects with all such obligations, conditions and terms of this Agreement to be performed or complied with by Purchaser prior to or at Closing, and a Certificate dated as of the Closing Time to that effect shall have been delivered to Vendor at Closing;

(c)	The representations and warranties of Purchaser herein contained shall be true in all material respects when made and as of the Closing Time, and a Certificate dated as of the Closing Time to that effect shall have been delivered by Purchaser to Vendor at Closing;

(d)	All amounts to be paid by Purchaser to Vendor at Closing shall have been paid to Vendor in the form stipulated in this Agreement;

(e)	The Parties shall have received the Competition Act (Canada) clearance by way of Advance Ruling Certificate, exemption or filing, as set out in this Agreement and in accordance with the provisions of the Competition Act (Canada) for this transaction, on or before the Closing Time;

If any one or more of the foregoing conditions precedent has or have not been satisfied, complied with, or waived by Vendor, at or before the Closing Time, Vendor may, in addition to any other remedies which

195786\614696.v6

Vendor may have available to it, rescind this Agreement by written notice to Purchaser. If Vendor rescinds this Agreement as a result of one or more of the foregoing conditions precedent other than Clause 3.2(e) not having been satisfied, complied with or waived by the Vendor, Vendor shall, in addition to any other remedies which Vendor may have available to it, be entitled to retain the Deposit as liquidated damages and not as a penalty, provided that if Vendor rescinds this Agreement as a result of the condition precedent set out in Clause 3.2(e) not being satisfied, complied with or waived, then the Vendor shall forthwith return the Deposit to the Purchaser with interest accrued thereon at the Prime Rate calculated from the date paid to Vendor until the date the Deposit is returned to Purchaser. Notwithstanding the foregoing, if Purchaser rescinds this Agreement as a result of the condition precedent in Clause 3.1(i) not having been satisfied, complied with or waived by Purchaser, Vendor's only recourse shall be to retain the Deposit with interest accrued thereon (and to enforce payment of any portion of the Deposit not paid as required hereunder), as aforesaid.

3.3	[Deleted for Confidentiality Purposes]

3.4	[Deleted for Confidentiality Purposes]

3.5	Efforts to Fulfil Conditions Precedent

Purchaser and Vendor shall proceed diligently and in good faith and use all reasonable efforts to satisfy and comply with and assist in the satisfaction and compliance with the conditions precedent. If there is a condition precedent that is to be satisfied or complied with prior to the Closing Time, and if, by the time the condition precedent is to be satisfied or complied with, the Party for whose benefit the condition precedent exists fails to notify the other Party whether or not the condition precedent has been satisfied or complied with, the condition precedent shall be conclusively deemed to have been satisfied or complied with.

ARTICLE 4 CLOSING DELIVERIES

4.1 Deliveries by Vendor at Closing [Deleted for Confidentiality Purposes]

[Deleted for Confidentiality Purposes]Vendor shall deliver to Purchaser at Closing the items set out below:

(a)	A certificate or certificates representing the Shares, duly endorsed for transfer by Vendor or accompanied by a power of attorney to transfer such shares to Purchaser duly executed by Vendor;

(b)	A certified copy of a directors resolution of the Company approving of and authorizing the transfer of the Shares from Vendor to Purchaser;

(c)	A new share certificate issued in the name of Purchaser in respect of the Shares;

(d)	A certificate of an officer or director of Vendor in the form specified in Schedule "M" in respect of the matters referred to in Clauses, 3.1(a), 3.1(b) and 3.1(c);

(e)	Resignations of all directors and officers of the Company from all such positions and offices within the Company and a release from each such individual pursuant to which he or she releases all Claims that he or she has or may at any time have against the Company, which shall be in the form set forth in Schedule "N";

195786\614696.v6

(f)	Releases and registerable discharges or no interest letters in respect to all Security Interests granted by Vendor, or the Company in respect of the Assets or the Shares or otherwise requested by Purchaser a reasonable time prior to the Closing Time;

(g)	[Deleted for Confidentiality Purposes]

(h)	[Deleted for Confidentiality Purposes]

(i)	[Deleted for Confidentiality Purposes]

(j)	Evidence satisfactory to Purchaser acting reasonably that the entire beneficial right, title, estate and interest of the [Deleted for Confidentiality Purposes] in and to the Assets has been transferred and assigned to the Company, free and clear of all Encumbrances granted through or under the [Deleted for Confidentiality Purposes] or its Affiliates other than those in respect of which a discharge, release or no interest letter is delivered at or prior to Closing;

(k)	The Closing Statement;

(l)	The original minute books of the Company;

(m)	A certificate of Vendor confirming that the conditions precedent set forth in Clause 3.2 have been waived by Vendor or satisfied; and

(n)	Receipts for that portion of the Adjusted Purchase Price payable at Closing.

4.2 Deliveries by the Purchaser at Closing [Deleted for Confidentiality Purposes]

[Deleted for Confidentiality Purposes] Purchaser shall, at Closing:

(a)	Pay to Vendor in the manner contemplated in Clause 2.4, that portion of the Adjusted Purchase Price payable at Closing;

(b)	Deliver to Vendor a certificate of an officer or director of the Purchaser, in the form of Schedule "M" in respect of matters referred to in Clauses 3.2(b) and 3.2(c);

(c)	Deliver releases in favour of each of the directors and officers of the Company, releasing such individual from all Claims that the Company has or may at any time have against such individual in his or her capacity as an officer or director thereof, which shall be in the form set forth in Schedule "N";

(d)	Deliver a certified copy of a resolution of the board of directors of Purchaser authorizing the execution, delivery and performance of this Agreement and the consummation of the Transaction contemplated herein, along with a certificate executed by an officer of Purchaser certifying that such copy is true, correct and complete and that such resolutions were duly adopted and have not been amended or rescinded;

(e)	Deliver a certificate of Purchaser confirming that the conditions precedent set forth in Clause 3.1 have been waived by Purchaser or satisfied;

(f)	[Deleted for Confidentiality Purposes]

195786\614696.v6

(g) Deliver the Parental Guarantee.
4.3	[Deleted for Confidentiality Purposes]

4.4	[Deleted for Confidentiality Purposes]

4.5	Form of Deliveries at Closing

All deliveries under Clauses 4.1, 4.2, 4.3 and 4.4 respectively, shall, except as otherwise stated, be in a form acceptable to the Party to whom such deliveries are intended to be delivered and their respective solicitors, acting reasonably.

4.6	[Deleted for Confidentiality Purposes]

4.7	[Deleted for Confidentiality Purposes]

ARTICLE 5 REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties regarding the Vendor

Purchaser acknowledges that it is purchasing Vendor's interest in and to the Shares without representation and warranty and without reliance on any information provided to or on behalf of Purchaser by Vendor or any Affiliate thereof or any Third Party, whether verbal or in writing and whether contained herein, including in a schedule attached hereto or otherwise except that Vendor makes only the representations and warranties to Purchaser contained in Clauses 5.1, [Deleted for Confidentiality Purposes]. Vendor makes the following representations and warranties to Purchaser, no claim in respect of which shall be made or be enforceable by Purchaser unless written notice of such claim, with reasonable particulars, is given by Purchaser to Vendor within a period of twelve (12) months from the Closing Time:

(a)	Respecting corporate/partnership matters:

	(i)	Each of Vendor, the Company and the [Deleted for Confidentiality Purposes] is duly organized and validly existing under the laws of the jurisdiction of its organization as a corporation, company and partnership, respectively, and each of Vendor, the [Deleted for Confidentiality Purposes] and the Company is duly qualified to carry on business in the Province(s) in which the Assets are located.

Vendor now has good right, full power and absolute authority to own the Shares and to enter into this Agreement and to perform its obligations hereunder and to sell, assign, transfer, convey and set over the interest of Vendor in and to the Shares according to the true intent and meaning of this Agreement;

	(ii)	The execution, delivery and performance of this Agreement has been duly and validly authorized by any and all requisite corporate, shareholders' and directors' actions of Vendor, the Company and the [Deleted for Confidentiality Purposes] and will not result in any violation of, be in conflict with or constitute a default under any articles, charter, bylaw or other governing document to which any such Person is bound;

	(iii)	The execution, delivery and performance of this Agreement will not result in any violation of, be in conflict with or constitute a default under any term or

195786\614696.v6

provision of any agreement or document to which Vendor, the Company or the

[Deleted for Confidentiality Purposes] is party or by which Vendor, the Company or the [Deleted for Confidentiality Purposes] is bound (other than ROFRs that are triggered by the Transaction contemplated by this Agreement), nor under any judgement, decree, order, statute, regulation, rule or license applicable to Vendor, the Company or the [Deleted for Confidentiality Purposes];

(iv)	This Agreement and all other agreements delivered in connection herewith constitute legal, valid and binding obligations of Vendor, enforceable against Vendor in accordance with their terms;

(v)	No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body exercising jurisdiction over Vendor, the Shares or the Assets is required for the due execution, delivery and performance by Vendor of this Agreement, other than authorizations, approvals or exemptions from requirement therefore, previously obtained and currently in force, or those to be received under the Competition Act (Canada) or those required under Directive 006 of the AEUB;

(vi)	None of Vendor, the Company or the [Deleted for Confidentiality Purposes] has incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of this Agreement or the transaction to be effected by it for which Purchaser or Company shall have any obligation or liability;

(vii)	Vendor is not a non-resident within the meaning of Section 116 of the Tax Act; and

(viii)	[Deleted for Confidentiality Purposes];

(b)	Respecting the Company:

	(i)	Vendor is the sole legal and beneficial owner of and it has good and marketable title to the Shares, free and clear of all Encumbrances and the Shares are the only issued and outstanding shares of the Company;

	(ii)	The Shares have been duly issued and are fully paid and non-assessable shares in the capital of the Company;

	(iii)	Other than the requirements to obtain approval of the Company's board of directors, there are no contractual or other restrictions binding on Vendor or the Company that could affect the transfer of the Shares to Purchaser pursuant hereto;

	(iv)	Vendor is not a party to, nor are the Shares subject to, any shareholders' agreement (including any unanimous shareholders' agreement), pooling agreement, voting trust, escrow agreement or other similar agreement pertaining to the ownership, voting or disposition of the Shares or to the operation or management of the Company which will continue to bind or affect the Shares after the Closing;

195786\614696.v6

(v)	The authorized capital of the Company consists of [Deleted for Confidentiality Purposes] Shares;

(vi)	No Person has any rights, contingent or vested, to acquire any of the Shares or any rights or instruments which may be converted into shares of the Company or rights to acquire any shares of the Company;

(vii)	No shares of the Company have been redeemed or repurchased by Vendor or any Affiliate thereof;

(viii)	The minute book of the Company has been maintained in accordance with good business practices and contains complete and true copies of the Company's by- laws and other constating documents (including all amendments thereto) and all resolutions of its shareholders and directors and committees of directors and the registers of shareholders, share transfers, directors and officers therein are complete and accurate, in all material respects;

(ix)	The Company is a registrant for the purposes of the Excise Tax Act (Canada). The GST registration number of the Company is [Deleted for Confidentiality Purposes];

(x)	The Company has never declared or paid any dividends or made or obligated itself to make any other distributions or payments to its shareholder;

(xi)	The Company is a company duly incorporated, organized and subsisting under the laws of [Deleted for Confidentiality Purposes] with the corporate power and authority to own its assets and to carry on its business as now conducted by it and is registered to carry on business in the jurisdictions where it carries on business;

(xii)	The Company has not received notice of any Material Claim and nor is it aware of any Material Claim or threatened Material Claim against it or of any facts which could reasonably give rise to such claim;

(xiii)	[Deleted for Confidentiality Purposes];

(xiv)	[Deleted for Confidentiality Purposes];

(xv)	No Affiliate, director, former director, officer or employee of the Company or any Person not dealing at "arm's length" (within the meaning of the Tax Act) with any such Person is indebted to the Company and the Company is not indebted to any such Person;

(xvi)	[Deleted for Confidentiality Purposes];

(xvii)	There are no judgments unsatisfied against the Company nor any consent decrees or injunctions to which the Company is subject;

(xviii)	There are no Material Claims in existence or threatened against the Company or with respect to any of the Assets or any basis upon which any such Claim could reasonably be expected to be made;

195786\614696.v6

	(xix)	None of the Assets have been pledged as security or is the subject of any security agreement given by, through or under Vendor or any of its Affiliates;

	(xx)	The Company has no employees or former employees and the Company has not contracted with any consultant or independent contractor;

	(xxi)	No Person now holds or will hold at the Closing Time any powers of attorney from the Company, other than in accordance with the [Deleted for Confidentiality Purposes]Agreement or the [Deleted for Confidentiality Purposes];

	(xxii)	The Company has all requisite corporate power and authority to carry on its business as presently conducted by it.

(c)	Respecting the Assets:

	(i)	Other than Permitted Encumbrances and the Production and Marketing Contracts:

		(A)	neither of the Company nor any Affiliate thereof has alienated or encumbered the Assets or any part or portion thereof;

		(B)	Vendor is not aware of the Company or any Affiliate thereof having committed any act whereby the interest of the Company in and to the Assets or any part or portion thereof may be cancelled or determined; and

		(C)	to the best of the knowledge of Vendor, the Assets are now free and clear of all Encumbrances created by, through or under the Company or any Affiliate thereof;

	(ii)	No suit, action or other proceeding before any court or governmental agency has been commenced and served against the Company or any Affiliate thereof or, to the best of the knowledge of Vendor, has been threatened or commenced against the Company or any Affiliate thereof, which might result in a Material impairment or loss of the interest of the Company in and to the Assets or which might otherwise Materially and adversely affect the Assets and, to the knowledge of Vendor, there is no condition, circumstance or matter that could reasonably be expected to form the basis of a successful challenge to the Company's beneficial ownership of the Assets other than ROFRs triggered by the Transaction contemplated by this Agreement;

	(iii)	To the best of the knowledge, information and belief of Vendor, all royalties, and all ad valorem, property, production, severance and similar Taxes based on or measured by the ownership of the Assets by the [Deleted for Confidentiality Purposes], the Company or any Affiliate thereof, the production of Petroleum Substances from the Lands or the receipt of proceeds therefrom that are payable by the [Deleted for Confidentiality Purposes], the Company or any Affiliate thereof and which accrued prior to the Adjustment Time have been properly and fully paid and discharged in the manner and in the time prescribed by the Leases and the Regulations;

195786\614696.v6

(iv)	Except as may be set out in Schedule "F", there are no Take or Pay Obligations;

(v)	In respect of the Assets, except in connection with the AFEs, at the Adjustment Time, there are no financial commitments of the Company or any Affiliate thereof of which their respective shares are over $[Deleted for Confidentiality Purposes], other than usual operating expenses incurred in the normal conduct of operations;

(vi)	The book value as at December 31, 2004 of the Assets was less than the amount set out in the Investment Canada Act (Canada), which, if exceeded, would require the Parties to seek the prior approval of the consummation of the Transaction under that Act and its Regulations;

(vii)	Except for the Production and Marketing Contracts, neither the Company nor any Affiliate thereof is a party to and the Company's interest in and to the Assets is not otherwise bound or affected by any:

	(A)	production sales contracts, pertaining to the Leased Substances or any of them which are not terminable on [Deleted for Confidentiality Purposes] days or less notice without penalty;

	(B)	gas balancing or similar agreements pertaining to the Leased Substances or any of them;

	(C)	agreements for the transportation, processing or disposal of the Leased Substances or any of them or substances produced in connection with the Leased Substances or any of them;

	(D)	agreements for the contract operation by a Third Party of the Assets or any of them; and

	(E)	agreements to provide transportation, processing or disposal capacity or service to any Third Party;

(viii)	Other than has been disclosed to the Purchaser in the Confidential Information Memorandum, Vendor is not aware of and neither the Company nor any Affiliate thereof is aware of:

	(A)	any orders specific to the Assets or a portion thereof which relate to Environmental Liabilities and which require any work, repairs, construction or capital expenditures with respect to the Assets, where such orders have not been complied with by the date hereof in all material respects; or

	(B)	any demand or notice issued with respect to the breach of any Regulations pertaining to the Environment applicable to the Assets or a portion thereof, including respecting the use, storage, treatment, transportation or disposition of environmental contaminants, which demand or notice remains outstanding on the date hereof which would result in a Material adverse effect;

195786\614696.v6

(ix)	Vendor has caused the Company or an Affiliate of the Company to maintain insurance in respect of the Assets and its business and operations of a nature and in the amounts as would be maintained by a prudent operator engaging in good oilfield practice until the day following the Closing Time but not thereafter;

(x)	The corporate licence liability rating of Vendor as calculated by Directive 006 is and, will at the Closing Time, be greater than 1.0;

(xi)	At the Closing Time, the Company will be an approved holder of well licences and oil and gas facilities and all other relevant permits and authorizations associated with petroleum, natural gas, water and disposal wells and tangible property associated with the processing, transportation, storage or delivery of Petroleum Substances or other substances associated therewith in all jurisdictions where the Lands are located; and there is no fact or circumstances that Vendor is aware of that would, or could, cause the Company to be refused registration of well licences, facility licences or other relevant permits and authorizations in respect to the Wells or to any of the Tangibles;

(xii)	[Deleted for Confidentiality Purposes];

(xiii)	[Deleted for Confidentiality Purposes];

(xiv)	At Closing, in respect of the Assets that are operated by the Company or its Affiliates, the Company or its Affiliates, as applicable, shall hold all valid licenses, permits and similar rights and privileges that are required and necessary under applicable law to operate the Assets as presently operated;

(xv)	Any and all operations of the Company and its Affiliates, and to the knowledge of Vendor, any and all operations by third Persons, on or in respect of the Assets, have been conducted in all material respects except which would not constitute a Material adverse effect on the value of the Assets or any of them, in accordance with good oil and gas industry practices and in material compliance with all applicable laws, rules, regulations, orders and directions of governmental and other competent authorities;

(xvi)	No obligations have accrued pursuant to the Title Documents that must be satisfied by the drilling of a well, the payment of compensatory royalty or the surrender of some or all of the interests granted, reserved or otherwise conferred pursuant to the Title Documents, other than obligations that have been satisfied (by means other than by the payment of compensatory royalties) or have been permanently waived or those which would not have a Material adverse effect;

(xvii)	There are no active area of mutual interest provisions in any of the Title Documents or other agreements or documents to which the Assets are subject which would have a Material adverse effect on the Assets or any of them;

(xviii)	Excepting production limits of general application in the oil and gas industry, none of the Wells is subject to production penalties imposed by any laws, rules, regulations, orders or directions of governmental or other competent authorities which would have a Material adverse effect;

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(xix)	Vendor has made and has caused all of its Affiliates to make diligent inquiries and searches for material documents and information relating to the Assets and for all information reasonably required to make the representations and warranties contained in this Agreement not misleading in light of the circumstances which would have a Material adverse effect on the Assets, the Shares or any of them;

(xx)	[Deleted for Confidentiality Purposes].

(d) [Deleted for Confidentiality Purposes]
5.2	[Deleted for Confidentiality Purposes]

5.3	[Deleted for Confidentiality Purposes]

5.4	Limitation

	(a)	Vendor makes no representations or warranties except as expressly set forth in Clauses 5.1, [Deleted for Confidentiality Purposes], and, in particular, and without limitation, Vendor hereby expressly negates any representations or warranties by it (except those contained in Clauses 5.1, [Deleted for Confidentiality Purposes]) whether contained in any information, memorandum or otherwise, whether provided to Purchaser directly or through Vendor's agents, with respect to:

		(i)	any data or information supplied by Vendor in connection herewith;

		(ii)	the quality, quantity or recoverability of Petroleum Substances within or under the Lands or any lands pooled or unitized therewith;

		(iii)	the value of the Assets or the future cash flow therefrom;

		(iv)	the quality, condition, fitness or merchantability of any tangible depreciable equipment or property interests which are comprised in the Assets, or the condition of any Miscellaneous Interests; and

		(v)	the title of the Company or any Affiliates thereof in and to the Assets.

	(b)	Purchaser acknowledges that it has only relied upon the representations and warranties contained in Clauses 5.1, [Deleted for Confidentiality Purposes], and not on any representations or warranties outside this Agreement and Vendor shall have no liability, whether under contract, tort, statute or otherwise in respect of any statements, information, representations or warranties made by it or by its employees, agents or representatives, except liability for the representations and warranties contained in Clauses 5.1, [Deleted for Confidentiality Purposes], which liability shall be subject to the limitations contained in this Agreement. Purchaser acknowledges and confirms that except for the representations and warranties in Clauses 5.1, [Deleted for Confidentiality Purposes], it has performed its own due diligence and has relied, and will continue to rely, upon its own engineering and due diligence with respect to the state or condition of the Assets and further confirms that it has reviewed all materials, data and other information available for review in any data rooms established for the marketing of the Assets.

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5.5 Representations and Warranties of Purchaser

Purchaser makes the following representations and warranties to Vendor, no claim in respect of which shall be made or be enforceable by Vendor unless written notice of such claim, with reasonable particulars, is given by Vendor to Purchaser within a period of twelve (12) months from the Closing Time:

(a)	Purchaser is a corporation duly formed, organized, and subsisting and is authorized to carry on business in the Province(s) in which the Lands are located. Purchaser now has good right, full power and absolute authority to purchase and acquire the interest of Vendor in and to the Shares according to the true intent and meaning of this Agreement;

(b)	The execution, delivery and performance of this Agreement has been duly and validly authorized by any and all requisite actions of its trustee and its beneficiaries and will not result in any violation of, be in conflict with or constitute a default under any trust indenture or other governing document to which Purchaser is bound;

(c)	The execution, delivery and performance of this Agreement will not result in any violation of, be in conflict with or constitute a default under any term or provision of any agreement or document to which Purchaser is party or by which Purchaser is bound, nor under any judgement, decree, order, statute, regulation, rule or license applicable to Purchaser;

(d)	This Agreement and any other agreements delivered in connection herewith constitute valid and binding obligations of Purchaser enforceable against Purchaser in accordance with their terms;

(e)	No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body exercising jurisdiction over the Assets is required for the due execution, delivery and performance by Purchaser of this Agreement, other than authorizations, approvals or exemptions from requirement therefore, previously obtained and currently in force or those to be received under the

Competition Act (Canada); and

(f)	Purchaser has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of this Agreement or the transaction to be effected by it for which Vendor shall have any obligation or liability.

ARTICLE 6

INDEMNITIES FOR REPRESENTATIONS AND WARRANTIES

6.1 Vendor's Indemnities for Representations and Warranties

Vendor shall be liable to Purchaser for and shall, in addition, indemnify Purchaser from and against, all Losses suffered, sustained, paid or incurred by Purchaser which would not have been suffered, sustained, paid or incurred had all of the representations and warranties contained in Clauses 5.1 [Deleted for Confidentiality Purposes] been accurate and truthful, provided however that nothing in this Clause 6.1 shall be construed so as to cause Vendor to be liable to or indemnify Purchaser in connection with any representation or warranty contained in Clauses 5.1 [Deleted for Confidentiality Purposes] inclusive if and to the extent that Purchaser did not rely upon such representation or warranty.

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6.2 Purchaser's Indemnities for Representations and Warranties

Purchaser shall be liable to Vendor for and shall, in addition, indemnify Vendor from and against, all Losses suffered, sustained, paid or incurred had all the representations and warranties contained in Clause 5.5 been accurate and truthful, provided however that nothing in this Clause 6.2 shall be construed so as to cause Purchaser to be liable to or indemnify Vendor in connection with any representation or warranty contained in Clause 5.5 if and to the extent that Vendor did not rely upon such representation or warranty.

6.3 Time Limitation

No claim under this Article 6 in respect of a claim under Clauses 6.1 or 6.2 for a breach of a representation or warranty shall be made or be enforceable by a Party unless written notice of such claim, with reasonable particulars, is given by such Party to the Party against whom the claim is made within a period of twelve (12) months from the Closing Time.

ARTICLE 7 INDEMNITIES

7.1 General Indemnity

Provided that Closing has occurred, Purchaser shall be liable to Vendor and its Affiliates for and shall, in addition, indemnify Vendor and its Affiliates from and against, all Losses suffered, sustained, paid or incurred by Vendor and its Affiliates which arise out of any matter or thing occurring or arising from and after the Closing Time and which relates to the Assets, provided however that Purchaser shall not be liable to nor be required to indemnify Vendor and its Affiliates (other than the Company) in respect of any Losses suffered, sustained, paid or incurred by Vendor and its Affiliates (other than the Company) which arise out of a breach of Vendor's representations and warranties contained in Clauses 5.1 to 5.3 inclusive.

7.2 Abandonment and Reclamation

Provided that Closing has occurred, Purchaser shall or shall cause the timely performance of all Abandonment and Reclamation Obligations pertaining to the Assets, which in the absence of this Agreement, would be the responsibility of Vendor, the Company or any Affiliate thereof. After Closing, Purchaser shall be liable to Vendor and its Affiliates (other than the Company) for and shall, in addition, indemnify Vendor and its Affiliates (other than the Company) from and against, any and all Losses suffered, sustained, paid or incurred by any of them should Purchaser fail to timely perform such obligations.

7.3 Environmental Matters

It is acknowledged that Purchaser has been provided with the right and the opportunity to conduct due diligence investigations with respect to existing or potential Environmental Liabilities. Provided Closing occurs, Purchaser agrees that, except to the extent that Vendor has breached the representation and warranty set out in Clause 5.1(c)(viii), Purchaser shall have no right of action against Vendor or its Affiliates in respect of any Environmental Matter relating to the Assets and Purchaser shall be solely liable to and shall indemnify and defend Vendor and its Affiliates (other than the Company) from and against all Losses which Vendor and its Affiliates (other than the Company) may suffer, sustain, pay or incur as a result of any act, omission, matter or thing related to the Environmental Liabilities. Subject to the foregoing qualification, this liability and indemnity shall apply without limit and without regard to cause or causes, including without limitation the negligence, whether sole, concurrent, active, passive,

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primary or secondary, of Vendor, the Company or any Affiliate thereof, Purchaser or any Third Party. Purchaser acknowledges and agrees that it shall not be entitled to any rights or remedies as against Vendor or any Affiliate thereof (other than the Company) under the common law or statute pertaining to any Environmental Liabilities including the right to name Vendor or any Affiliate thereof (other than the Company) as a third party to any action commenced by any Third Party against Purchaser. Nothing herein contained shall prejudice any claims or remedies that Vendor or any Affiliate thereof may have against Purchaser in relation to such claim or remedy outside this Agreement including rights and remedies under the common law or statute. Nothing in this Clause 7.3 shall have the effect of eliminating any remedies or actions that Purchaser may have as a result of the breach of the representation and warranty contained in Clause 5.1(c)(viii) . Notwithstanding the foregoing, this Clause 7.3 shall not apply to the extent that the representation and warranty contained in Clause 5.1(c)(viii) is false.

7.4 Limitation

Notwithstanding any other provision in this Agreement, Purchaser shall not be liable to nor be required to indemnify Vendor or any Affiliate thereof in respect of any Losses suffered, sustained, paid or incurred by Vendor or any Affiliate thereof in respect of which Vendor is liable to and has indemnified Purchaser pursuant to Clause 6.1, and Vendor shall not be liable to nor be required to indemnify Purchaser in respect of any Losses suffered, sustained, paid or incurred by Purchaser in respect of which Purchaser is liable to and has indemnified Vendor pursuant to Clause 6.2, in both cases disregarding the time limit set out in Clause 6.3.

7.5 Vendor Indemnity Regarding Residual Interest

Provided that Closing has occurred, Vendor shall be liable to Purchaser and its Affiliates for and shall, in addition, indemnify Purchaser and its Affiliates from and against, all Losses suffered, sustained, paid or incurred by the Company, the Purchaser or any of their Affiliates or any of such entities' respective directors, officers or employees, arising out of or as a result of or in any way connected with the ownership of the Residual Partnership Interest.

ARTICLE 8 ADJUSTMENTS

8.1 Closing Payment

No later than five (5) Business Days prior to the Closing Time, the Vendor shall prepare and deliver to the Purchaser a statement (the "Closing Statement") setting out the Adjusted Purchase Price, which Adjusted Purchase Price shall be calculated in accordance with Clauses[Deleted for Confidentiality Purposes] , and 8.4, as the case may be. The Closing Statement shall set out, in reasonable detail, all of the calculations required pursuant to Clauses [Deleted for Confidentiality Purposes] and 8.4, as the case may be. The Vendor shall also concurrently provide reasonable-back up documentation to Purchaser for the matters contained in the Closing Statement. The amount paid by Purchaser at Closing shall be based on the Closing Statement.

8.2	[Deleted for Confidentiality Purposes]

8.3	[Deleted for Confidentiality Purposes]

8.4	Principles Regarding Calculation of Adjustments

The Parties acknowledge that when negotiating the Purchase Price, the Parties have assumed that all benefits and obligations of any kind and nature relating to the operation of the Assets, including without

195786\614696.v6

limitation maintenance, development, operating and capital costs, government incentives, royalties and other burdens, and proceeds from the sale of production (except in the case of gas that is not dedicated to specific sales contracts or other arrangements, where the adjustment will be based on [Deleted for Confidentiality Purposes] whether accruing, payable or paid and received or receivable, shall be allocated and adjusted between the Parties as of the Adjustment Time in accordance with GAAP as amended herein. Notwithstanding the generality of the foregoing, the following principles shall apply to adjustments to the Purchase Price made under this Article 8:

(a)	All costs incurred in connection with work performed or goods and services provided in respect of the Assets will be deemed to have accrued as of the date the work was performed or the goods and services were provided, regardless of the time those costs became payable;

(b)	Advances, cash calls and deposits made by the [Deleted for Confidentiality Purposes] or any Affiliate thereof for operations pertaining to the Assets will be adjusted under this Article 8, and will be transferred to, and be for the benefit of the Company;

(c)	Adjustments in respect of production, if any, shall be made in favour of Vendor in respect of production beyond the wellhead at the Adjustment Time and in favour of Purchaser in respect of all other production;

(d)	The adjustments to the Purchase Price pursuant to this Clause shall constitute an increase or decrease, as the case may be, to the Purchase Price;

(e)	All surface and mineral lease payments and all taxes (excluding Income Taxes and any Taxes based upon the volume of produced Petroleum Substances) shall be apportioned on a per diem basis as of the Adjustment Time; and

(f)	There will be no adjustments for royalty tax credits or other similar incentives that accrue to a Party because of financial or organizational attributes specific to it, other than gas cost allowances (or similar cost allowances).

(g)	Vendor shall cooperate with Purchaser to enable Purchaser to verify the accuracy of the Closing Statement. For the purposes of the Closing Statement Vendor may use estimates for revenues, expenses and capital items that it shall establish, acting reasonably.

(h)	In the event of a sale or other disposition of the Assets, or a portion thereof, after the Closing Time, by the Company to a Third Party, the Purchaser shall ensure that the covenants relating to the post Closing adjustment process are fully and completely assigned in writing to such Third Party with the written consent of the Vendor, not to be unreasonably withheld (the "Novation"). The Purchaser shall remain solely liable for the collection of any amounts or the payment obligations of any monies under this Agreement (the "Post Closing Financial Obligations") to Vendor until such time as the Novation has been fully executed as noted above. In addition, Purchaser shall indemnify Vendor from and against, all Losses suffered, sustained, paid or incurred by Vendor which arise out of the Post Closing Financial Obligations, until the full execution of the Novation as noted above. Notwithstanding the Novation, Purchaser shall remain solely liable for and shall continue to maintain its obligations and covenants to Vendor hereunder for such time period prior to the effective date of the Novation.

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(i)	The collection of overpayments or the payment of underpayments, as the case may be, arising as a consequence of royalty audits, Crown royalty audits, joint venture audits, plant equalizations, and facility operating agreement 13-month adjustments relating to the Assets that:

(i) pertain to the period prior to the Closing Time and for which audit queries are outstanding at the Closing Time; or

(ii) that occur within four (4) years after the Closing Time;

shall be the initial responsibility of Purchaser, on its behalf and on behalf of the Vendor. If Purchaser collects overpayments or is liable to make a payment for an underpayment, and either Vendor is entitled to such overpayment or a portion thereof, or for which underpayment Vendor is liable in whole or in part, Purchaser shall, within thirty (30) days of such collection or liability for payment of such amounts [Deleted for Confidentiality Purposes] prepare a written and detailed statement of all such adjustments and deliver such statement to Vendor. Within thirty (30) Business Days of receipt of such statement, such adjustments shall be settled by payment to or by Vendor and Purchaser, as the case may be.

(j)	[Deleted for Confidentiality Purposes]

(k)	[Deleted for Confidentiality Purposes]

(l)	Any amount owing to a Party by the other Party hereunder after Closing and remaining unpaid shall bear interest, compounded and computed monthly at the rate of two (2%) percent above the Prime Rate, from the day that amount was due to be paid until the day it is paid, regardless of whether the Party has given the other Party prior notice of the accrual of interest hereunder.

(m)	After Closing, if Vendor or any of its Affiliates is required or elects to make any payments on Purchaser's behalf, in relation to the Assets and pertaining to the time period after the Adjustment Time, Vendor shall be entitled to cash call or joint interest bill Purchaser for such amounts, in addition to the mechanism under this Article 8, and Purchaser shall promptly pay Vendor such cash call or joint interest billings within three (3) Business Days of receipt thereof.

(n)	In addition to any rights now or hereafter granted or available to a Party ("Affected Party") in law, equity or otherwise, and not by way of limitation of any such rights, in the event of a failure by a Party (the "Defaulting Party") to pay any amounts due and owing under this Agreement to the Affected Party, any Affected Party shall have the right (and is hereby authorized by the Defaulting Party) at any time and from time to time to set-off and to apply against any indebtedness owing by such Affected Party to the Defaulting Party under any other agreements, joint interest billings, cash calls, advances or otherwise, any and all amounts owing by the Defaulting Party to such Affected Party under this Agreement.

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8.5	[Deleted for Confidentiality Purposes]

8.6	[Deleted for Confidentiality Purposes]

8.7	Post-Closing Adjustments

	(a)	No further adjustments or payments shall be made after Closing until the first post- Closing Time Statement of Adjustments is concluded, which shall occur within 180 days of the Closing Time. It is recognized that adjustments may be made from time to time thereafter, including royalty audits, Crown royalty audits, joint venture audits, plant equalizations, and facility operating agreement 13-month adjustments. Other than as expressly set out hereunder otherwise, any payments required to be made by one Party to the other as a result of such final adjustment or under the terms of this Agreement, shall be made within thirty (30) Business Days of the receipt of a request for the same and both Parties covenant to make any and all payments within such time period.

	(b)	To the extent that a Party believes that an additional adjustment must be made after the final statement of adjustments has been concluded, [Deleted for Confidentiality Purposes] written notice of the requested adjustment, with reasonable particulars, shall be given to the other Party and the Party receiving such notice shall have the opportunity to review the same. Subject to a dispute as to the adjustment, the Party required to make a payment pursuant to the adjustment shall make a payment to the other Party within a period of 30 days from the date of receipt of such request.

	(c)	The periods for seeking a remedial order contemplated in Section 3(1) of the Limitations Act, R.S.A. 2000, c. L-12, as amended, for any claim (as defined in the said Act) arising in connection with this Agreement, including the adjustments set out in this Article 8 shall, notwithstanding Sections 3(1)(a) and (b) of the said Act, be four (4) years after the claim arose.

	(d)	During the Audit Period, both Parties may audit the books, records and accounts of the other respecting the Assets or the Company, for the purpose of effecting adjustments pursuant to this Article 8. Such audit shall be conducted upon reasonable notice to the Party subject to the audit, at such Party's offices during its normal business hours, and shall be conducted at the sole expense of the Party initiating such audit. Any claims of discrepancies disclosed by such audit shall be made in writing to the Party being audited within the Audit Period and such Party shall respond in writing to any claims of discrepancies within 10 Business Days after receipt of such claim. To the extent that the Parties are unable to resolve any outstanding claims of discrepancies disclosed by such audit within the Audit Period, such audit exceptions may, at a Parties sole option, be resolved pursuant to the Arbitration Act of Alberta using one arbitrator mutually chosen by the Parties.

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ARTICLE 9

ADDITIONAL COVENANTS OF THE VENDOR

9.1	[Deleted for Confidentiality Purposes]

9.2	[Deleted for Confidentiality Purposes]

9.3	Consent to Assignment of Seismic License Agreement

Vendor covenants that it shall, on or before the Closing Time, cause [Deleted for Confidentiality Purposes] to provide its written consent to Purchaser to the assignment of the Seismic License Agreement by the Company to [Deleted for Confidentiality Purposes] following the Closing Time.

ARTICLE 10 MAINTENANCE OF ASSETS

10.1 Maintenance of Assets

From the date hereof, until the Closing Time, Vendor shall, to the extent that the nature of its interest permits, and subject to the Title Documents and any other agreements and documents to which the Assets are subject:

(a)	Cause the[Deleted for Confidentiality Purposes], the Company [Deleted for Confidentiality Purposes] to maintain the Assets in a proper and prudent manner consistent with past practises and in material compliance with all applicable laws, rules, regulations, orders and directions of governmental and other competent authorities; and

(b)	Cause the[Deleted for Confidentiality Purposes], the Company [Deleted for Confidentiality Purposes] to pay or cause to be paid all costs and expenses relating to the Assets which become due from the date hereof to the Closing Time.

10.2 Consent of Purchaser

Notwithstanding Clause 10.1, Vendor shall not from the date hereof to the Closing Time, without the written consent of Purchaser, which consent shall not be unreasonably withheld by Purchaser and which, if provided, shall be provided in a timely manner:

(a)	Allow or cause the [Deleted for Confidentiality Purposes], the Company [Deleted for Confidentiality Purposes], to make any commitment or propose, initiate or authorize any capital expenditure with respect to the Assets of which the share of the[Deleted for Confidentiality Purposes], the Company [Deleted for Confidentiality Purposes], is in excess of $[Deleted for Confidentiality Purposes], except in the case of an emergency, in the case of the AEUB requiring an expenditure to maintain the Assets, or in respect of amounts which the [Deleted for Confidentiality Purposes], the Company [Deleted for Confidentiality Purposes], may be committed to expend or be deemed to authorize for expenditure without its consent;

(b)	Allow or cause the [Deleted for Confidentiality Purposes], the Company [Deleted for Confidentiality Purposes], to surrender or abandon any of the Assets;

195786\614696.v6

(c)	Allow or cause the [Deleted for Confidentiality Purposes], the Company, [Deleted for Confidentiality Purposes], to materially amend or wholly terminate any Title Document or any other agreement or document to which the Assets are subject, or enter into any new agreement or commitment relating to the Assets;

(d)	Allow or cause the [Deleted for Confidentiality Purposes], the Company or, [Deleted for Confidentiality Purposes], to sell, encumber or otherwise dispose of any of the Assets or any part or portion thereof excepting sales of the Leased Substances or any of them in the normal course of business;

(e)	Allow the Company or, if applicable, [Deleted for Confidentiality Purposes], to acquire any assets or enter into any lease commitment in excess of [Deleted for Confidentiality Purposes];

(f)	Allow any compensation arrangements relating to any employees for which the Company may have responsibility to be amended;

(g)	Allow the Company [Deleted for Confidentiality Purposes] to borrow or otherwise incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse or to otherwise as an accommodation become responsible for the obligation of any Person in the ordinary course of business, except as expressly provided for herein, except to the extent necessary for the Company [Deleted for Confidentiality Purposes], to meet its obligations pursuant to Clause 10.1 or this Clause 10.2 to a maximum of [Deleted for Confidentiality Purposes];

(h)	[Deleted for Confidentiality Purposes].

For the purposes of this Clause 10.2 hereunder, Purchaser's consent shall be deemed to have been provided if the matters referred to in this Clause 10.2 are set out and described in this Agreement, including any schedules attached hereto or with respect to which Purchaser had been notified in writing either expressly or through any materials available in any data rooms available for the Assets prior to entering into this Agreement.

ARTICLE 11

[DELETED FOR CONFIDENTIALITY PURPOSES]

11.1 [Deleted for Confidentiality Purposes]

ARTICLE 12 PRE-CLOSING INFORMATION

12.1 Production of Documents

At all reasonable times from the date hereof until the Closing Time, Vendor shall make available to Purchaser and Purchaser's counsel in Vendor's offices in Calgary the following information pertaining to the Assets to which Vendor and its Affiliates have possession:

(a)	All of the Title Documents and any other agreements and documents to which the Assets are subject;

(b)	Evidence available with respect to the payment of all bonuses, rentals and royalties due under the Title Documents;

195786\614696.v6

(c)	Lease and contract records;

(d)	Mortgages, deeds of trust, security agreements, chattel mortgages and other encumbrances affecting the Assets;

(e)	Evidence with respect to the payment of all taxes, charges and assessments pertaining to the Assets;

(f)	Production records, ownership maps and surveys;

(g)	Processing and pipeline agreements, permits, easements, licenses and orders;

(h)	All documents and information relevant to environmental damage or contamination or other environmental problems pertaining to the Assets; and

(i)	Accounting records, policies of insurance, consulting agreements, field contracts and other agreements relating to the operation of the Assets.

ARTICLE 13

[DELETED FOR CONFIDENTIALITY PURPOSES]

13.1	[Deleted for Confidentiality Purposes]

13.2	[Deleted for Confidentiality Purposes]

13.3	[Deleted for Confidentiality Purposes]

ARTICLE 14 NAME CHANGE

14.1 Removal of Name

Following the Closing, Purchaser, the Company and Affiliates will not be entitled to use the name "[Deleted for Confidentiality Purposes]", or any variation or derivation of any of it, including any logo, trademark or design containing such name (the "Prohibited Names and Marks"). Accordingly, promptly following the Closing, Purchaser cause the Company to avoid the use of the Prohibited Names and Marks. In addition, as soon as reasonably practicable, but in any event within the earlier of ninety (90) days following the Closing or the date required by Applicable Law, Purchaser shall (i) cause to be removed the Prohibited Names and Marks from all of the Assets and will not thereafter make any use whatsoever of such names, marks and logos; and (ii) make all requisite filings with, and provide requisite notices to, the appropriate federal, provincial, municipal or other agencies to place title or other evidence of operation or ownership in a name other than the Prohibited Names and Marks.

ARTICLE 15 FINANCIAL INFORMATION

15.1	Access to Historical Financial Information

(a) To the extent necessary to comply with the Securities Requirements, Vendor will:

195786\614696.v6

(i)	provide Purchaser or an independent auditing firm selected by Purchaser with the Financial Information as is requested by Purchaser or its Affiliates from time to time prior to the date hereof;

(ii)	provide reasonable access during normal business hours to its personnel who are responsible for Financial Information; and

(iii)	as and when requested by Purchaser, consent to Vendor's auditors communicating with Purchaser's auditors, as may be required to allow Purchaser to use Financial Information and will provide reasonable cooperation with Purchaser and Vendor's auditors in respect of any consent or comfort letters required to be filed or provided in connection with Purchaser's use of Financial Information;

(b)	Subject to Clause 18.16 Vendor hereby authorizes Purchaser to use in any public disclosure required to comply with Securities Requirements, the financial statements and reports referred to in items (ii) and (iii) of the definition of Financial Information and any information derived therefrom provided always that the identity of Vendor and its Affiliates shall not be disclosed in any such public disclosure unless required by law.

(c)	Except in such form as may be required for Securities Requirements, Purchaser shall, and shall cause its Affiliates, to keep all Financial Information confidential and shall not disclose such Financial Information to any of its Affiliates except any of the foregoing who have a need to know such Financial Information for the purposes of evaluating, negotiating, structuring and financing the Transaction. Purchaser hereby agrees to indemnify Vendor for any and all Losses and Liabilities suffered, sustained, paid or incurred by Vendor directly or indirectly in the event of a breach of the Purchaser or its Affiliates of a term of this Clause 15.1(e).

(d)	Vendor represents and warrants that the Financial Information to the knowledge of the Vendor presents fairly the revenue and operating expenses of the Assets and conforms to the books and records of Vendor and its Affiliates regarding the Assets.

(e)	Except as provided in Clause 15.1(d), the Financial Information has been provided by Vendor to Purchaser pursuant to this Clause 15.1 on the condition that Vendor assumes no liability to Purchaser or its Affiliates or any other Person in respect of such Financial Information, or the accuracy or sufficiency thereof or in connection with any claim arising out of Financial Information and Purchaser acknowledges for itself, and on behalf of its Affiliates that Vendor makes no representation or warranty with respect to any of the Financial Information and expressly disclaims any implied or constructive representation or warranty.

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ARTICLE 16

AEUB WELL AND FACILITY LICENSE TRANSFERS

16.1 Vendor's Covenants

At or prior to Closing, Vendor covenants that it shall:

(a)	Subject to clause 2.3(a), prepare all Well, Facility and pipeline license transfers in favour of the Company in draft form in accordance with the AEUB Guide 69 Energy Development License Transfer and using the LTA; and

(b)	Prepare, save and print the LTA and deliver a paper copy of same to Purchaser.

Immediately after Closing, Vendor will submit the LTA with only those changes or modifications agreed to by Purchaser and provide Purchaser with a copy of the AEUB e-mail submission notification. Purchaser shall, or shall cause the Company, to immediately thereafter accept the submitted LTA and provide Vendor with a copy of the AEUB e-mail submission notification.

16.2 Deposit Requirements

If, as a consequence of the licence liability rating of the Vendor or some other reason resulting from an act or omission of the Vendor, the AEUB requires the Vendor to make a deposit in order to approve the transfer of the AEUB licenses or any of them to the Company (or a nominee designated in writing by Purchaser), Vendor shall and covenants to immediately either: (i) make such deposits; or (ii) furnish such other form of security as the AEUB requires. If as a consequence of the licence liability rating of the Purchaser, Company or such nominee or any act or omission of the Purchaser, Company or such nominee, the AEUB requires the Purchaser, Company or such nominee to make a deposit in order to approve the transfer of the AEUB licences or any of them, Purchaser shall and covenants to immediately either: (i) make such deposits; or (ii) furnish such other form of security as the AEUB requires.

16.3 Environmental Liabilities

Should Purchaser fail or shall fail to cause Company or such nominee to perform the obligations requested, ordered or directed in accordance with Applicable Law respecting Environmental Liabilities within the time specified by the governmental authority having jurisdiction and the AEUB declines to approve a licence transfer as a result thereof, Vendor shall be entitled but not obligated to enter upon and access the Assets to perform such obligations for and on behalf of Purchaser, Company or such nominee without liability to Purchaser, Company or such nominee for trespass or otherwise PEOC or Purchaser shall reimburse Vendor for all costs, charges and expenses incurred by Vendor in the performance of such obligations, by payment thereof to Vendor, within thirty (30) days of Vendor's delivery to Purchaser of an invoice for such costs, charges and expenses together with interest thereon at the Prime Rate plus 2% from the date such costs, charges or expenses are paid by Vendor until such reimbursement is made.

16.4 Transfer to Operator

If a licence or permit in respect of Assets which is currently in the name of Vendor or any Affiliate thereof because it is the operator, is transferred to the Company (or a nominee designated in writing by Purchaser) hereunder and a Third Party becomes the operator of the relevant Assets, the transferee will promptly do all commercially reasonable acts to transfer such licence or permit to such Third Party.

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ARTICLE 17

[DELETED FOR CONFIDENTIALITY PURPOSES]

17.1	[Deleted for Confidentiality Purposes]

17.2	[Deleted for Confidentiality Purposes]

17.3	[Deleted for Confidentiality Purposes]

17.4	[Deleted for Confidentiality Purposes]

17.5	[Deleted for Confidentiality Purposes]

ARTICLE 18 GENERAL

18.1 Further Assurances

Each Party will, from time to time and at all times after Closing, without further consideration, do such further acts and deliver all such further assurances, deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

18.2 No Merger

The covenants, representations, warranties and indemnities contained in this Agreement shall be deemed to be restated in any and all assignments, conveyances, transfers and other documents conveying the interests of Vendor or any Affiliate thereof in and to the Assets to Purchaser, subject to any and all time and other limitations contained in this Agreement. There shall not be any merger of any covenant, representation, warranty or indemnity in such assignments, conveyances, transfers and other documents notwithstanding any rule of law, equity or statute to the contrary and such rules are hereby waived.

18.3 Entire Agreement

The provisions contained in any and all documents and agreements collateral hereto shall at all times be read subject to the provisions of this Agreement and, in the event of conflict, the provisions of this Agreement shall prevail. No amendments shall be made to this Agreement unless in writing, executed by the Parties. This Agreement supersedes all other agreements, documents, writings and verbal understandings among the Parties relating to the sale of the Shares and expresses the entire agreement of the Parties with respect to the sale of the Shares, with the exception of the Confidentiality Agreement signed between the Parties which shall be effective until Closing.

18.4 Subrogation

The assignment and conveyance to be effected by this Agreement is made with full right of substitution and subrogation of Purchaser in and to all covenants, representations, warranties and indemnities previously given or made by others in respect of the Assets or any part or portion thereof.

18.5 Governing Law

This Agreement shall, in all respects, be subject to, interpreted, construed and enforced in accordance with and under the laws of the Province of Alberta and the laws of Canada applicable therein and shall, in

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every regard, be treated as a contract made in the Province of Alberta. The Parties irrevocably attorn and submit to the jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of this Agreement.

18.6 Enurement

This Agreement may not be assigned by a Party without the prior written consent of the other Party, which consent may be unreasonably and arbitrarily withheld. This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers, successors and permitted assigns.

18.7 Time of Essence Time shall be of the essence in this Agreement.

18.8 Notices

The addresses for service and the fax numbers of the Parties shall be as follows:

Vendor -	[Deleted	for Confidentiality	Purposes]
Purchaser -	[Deleted	for Confidentiality	Purposes]

All notices, communications and statements required, permitted or contemplated hereunder shall be in writing, and shall be delivered as follows:

(a)	By personal service on a Party at the address of such Party set out above, in which case the item so served shall be deemed to have been received by that Party when personally served;

(b)	By facsimile transmission to a Party to the fax number of such Party set out above, in which case the item so transmitted shall be deemed to have been received by that Party when transmitted; or

(c)	Except in the event of an actual or threatened postal strike or other labour disruption that may affect mail service, by mailing first class registered post, postage prepaid, to a Party at the address of such Party set out above, in which case the item so mailed shall be deemed to have been received by that Party on the third Business Day following the date of mailing.

A Party may from time to time change its address for service or its fax number or both by giving written notice of such change to the other Parties.

18.9 Operatorship

Purchaser acknowledges that neither Vendor, the [Deleted for Confidentiality Purposes] nor any Affiliate thereof is able to assign to the Company operatorship of the Assets, if any, operated by Vendor, the [Deleted for Confidentiality Purposes] or any Affiliate thereof and in respect of which Vendor, the [Deleted for Confidentiality Purposes] or any Affiliate thereof does not have a 100% interest. Vendor shall, however, use reasonable best efforts to assist the Company in its attempts to obtain operatorship.

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18.10 Limit of Liability

In no event shall the liability of Vendor to Purchaser in respect of claims of Purchaser arising out of or in connection with this Agreement exceed, in the aggregate, the Purchase Price, taking into account any and all increases or decreases to the Purchase Price that occur by virtue of the terms of this Agreement.

18.11 Assignment

No Party may assign this Agreement or any of its rights or obligations hereunder without the prior written consent of the other Party, which consent may be withheld or granted in the absolute discretion of that Party.

18.12 Invalidity of Provisions

In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

18.13 Waiver

No failure on the part of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any right or remedy in law or in equity or by statute or otherwise conferred. No waiver of any provision of this Agreement, including without limitation, this section, shall be effective otherwise than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of the Party making such waiver.

18.14 Amendment

This Agreement shall not be varied in its terms or amended by oral agreement or by representations or otherwise other than by an instrument in writing dated subsequent to the date hereof, executed by a duly authorized representative of each Party.

18.15 Agreement not Severable

This Agreement extends to the whole of the Assets and is not severable without Purchaser's express written consent or as otherwise herein provided.

18.16 Confidentiality and Public Announcements

Each Party shall keep confidential all information obtained from the other Party in connection with the Assets and shall not release any information concerning this Agreement and the transactions herein provided for, without the prior written consent of the other Party, which consent shall not be unreasonably withheld. The identity of Vendor or its Affiliates shall not be contained in any announcement by Purchaser hereunder. Nothing contained herein shall prevent a Party at any time from furnishing information: (i) to any governmental agency or regulatory authority or to the public if required by applicable law; (ii) in connection with obtaining consents or complying with preferential, pre-emptive or first purchase rights contained in Title Document(s) and any other agreements and documents to which the Assets are subject; or (iii) if required to procure the consent of Vendor's lenders, however in such instances, the Parties shall advise each other in advance of any such statement or disclosure which they propose or are required to make and shall make all reasonably commercial efforts to prevent the release of any and all parts of the information not required to be disclosed or released.

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18.17	Recognition

	(a)	If Closing occurs, then, from the Closing Time until the date on which the Company or any of its Affiliates, becomes recognized in the place of Vendor or any Affiliate thereof in respect of the Assets, Vendor or any Affiliate thereof shall:

		(i)	Hold title to such assets, or any portion thereof, in trust for the Company (and its Affiliates), represent the Company (and its Affiliates) and receive and hold all proceeds, benefits and advantages accruing in respect of the Assets for the benefit, use and ownership of the Company and its Affiliates;

		(ii)	On a monthly basis and in any event within thirty (30) days of its receipt thereof, deliver to the Company all revenues, proceeds and other benefits attributable to production after the Adjustment Time received by Vendor or any Affiliate thereof in respect of the Assets together with the relevant statements of operations and related documents;

		(iii)	In order to permit the Company and its Affiliates to exercise its rights in accordance with the terms of the relevant Petroleum and Natural Gas Rights and Miscellaneous Interests, Vendor shall promptly deliver to the Company all Third Party notices and communications received by Vendor in respect of the Assets;

		(iv)	In order to permit the Company (or its Affiliates, as applicable) in respect of the Assets to make all required payments in a timely fashion, promptly deliver to the Company all Third Party invoices, cash calls and other billings in respect of such Assets; and

		(v)	In a timely manner deliver to Third Parties all notices and communications as the Company in respect of the Assets may reasonably request in writing and all monies and other items provided in respect thereof.

	(b)	In consideration of Vendor agreeing to the provisions in respect of the Assets in Clause 18.17(a), Purchaser shall be liable to and shall indemnify and save harmless Vendor from and against all Losses which may be brought against or which Vendor may suffer, sustain pay or incur arising from the participation by Vendor in the procedures set out in Clause 18.17(a) in respect of the Assets.

18.18	Perpetuities

Notwithstanding anything elsewhere herein contained, the right of Purchaser to acquire any interest in the Assets from Vendor shall not extend beyond twenty one (21) years after the lifetime of the last survivor of the lawful descendants now living of Her Majesty Queen Elizabeth II.

18.19	[Deleted for Confidentiality Purposes]

18.20	Counterpart Execution

This Agreement may be executed in counterpart, no one copy of which need be executed by Vendor and Purchaser. A valid and binding contract shall arise if and when counterpart execution pages are executed and delivered by Vendor and Purchaser.

     IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

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[Deleted for Confidentiality Purposes]	[Deleted for Confidentiality Purposes]
Per:	Per:
Name:	Name:
Title:	Title:
Per:	Per:
Name:	Name:
Title:	Title:

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